Exhibit 99.7

Letter from Credicorp Ltd. To SMV

(English language translation)

November 19, 2019

Sirs

Securities Market Superintendency of Peru - SMV

A/A: Mrs. Elsa Ginocchio Lainez Lozada

Supervisor, Division of Registry

Subject: Your email of November 18, 2019

Dear Mrs. Ginocchio:

Regarding your communication referenced above about the article published in the digital edition of the newspaper El Comercio entitled “Dionisio Romero Paoletti reveals that Credicorp donated US$3.6 million to the campaign of Keiko Fujimori in 2011” and in La Republica “Dionisio Romero notes that Credicorp contributed US$3.65 million to Keiko Fujimori's campaign”, we would like to inform you that:

Having analyzed the issue in the light of articles 3 and 4 of the Regulation on Material Events and Reserved Information, approved by Resolution SMV No. 005-2014-SMV/01, we consider that Mr. Romero's statements about the contributions made by Credicorp Ltd. ("Credicorp") do not constitute a material event, since we believe that they do not have the capacity to significantly influence the decision of a reasonable investor to buy, sell or keep the company's shares, nor do they have the capacity to significantly influence the liquidity, price or quotation of such shares. We base our conclusion on the following fundamentals:

a. The statements of Mr. Romero, Chairman of the Board of Directors of Credicorp, have been given in his capacity as a witness in the framework of a prosecutor’s investigation.

b. Until November 2017, there was no restriction for legal for-profit entities to make contributions to political campaigns. In that sense, the contributions made by Credicorp in the year 2011, about which Mr. Romero testified yesterday and to which the articles published by the newspapers mentioned in this communication refer, were within the framework of the law.

c. Said contributions were approved by the Executive President in coordination with the Gerente General (COO) of the company, in the exercise of their powers as such.

d. The total amount contributed represents only 0.158% of Credicorp's total expenses in the years 2010 and 2011; that is, it does not constitute a relevant percentage of the company's expenses in those years.

e. The contributions were correctly accounted for by Credicorp in accordance with international accounting standards.

Based on the foregoing, we consider that Mr. Romero's statements about the contributions made by Credicorp do not qualify as a material event.

Sincerely,

CREDICORP LTD.

Miriam Böttger

Stock Market Representative